UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                              Schedule 14f-1

                 Under the Securities Exchange Act of 1934

                       The Prestige Group.Net, Inc.
     (Exact name of registrant as specified in its corporate charter)

                       Commission File No. 000-32495
Nevada                                                           88-0441287
------                                                           ----------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                          Identification No.)


11469 Olive Blvd., #262, St. Louis, Missouri                       63141
--------------------------------------------                       -----
(Address of principal                                            (Zip Code)
executive offices)
                             (314) 432-3772
                             --------------
                      Registrant's telephone number

                               July 5, 2002

        NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on June 25, 2002 of shares of common stock, $0.001 par value ("Common Stock") of The Prestige Group.Net, Inc., a Nevada corporation ("Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN
RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                               INTRODUCTION

The Company has been advised that Ashford Capital LLC, a California limited liability company ("Ashford"), entered into a share purchase agreement (the "Purchase Agreement") with Airline Communications, Ltd., a Nevada corporation ("Airline") dated for reference June 13, 2002, whereby Airline has agreed to purchase Ashford's 2,660,000 shares of Common Stock in consideration of $326,000.00, represented by a ninety-day Promissory Note in favor of Ashford. The agreed upon closing date for the purchase is July 16, 2002.

Change in the Majority of the Board of Directors

On the closing of the Purchase Agreement, Mr. Joseph M. Dzierwa intends to resign his positions as president, and a director of the Company and Ms. Pamela J. Dzierwa intends to resign her position as secretary, treasurer and a director of the Company. New directors will be appointed upon their resignations, which shall result in a change in the majority of the Company's board of directors. Subsequent to closing, the board of directors will consist of directors nominated by the current directors at the request of Airline. These new directors are proposed to be Mr. Douglas G. Gregg and Mr. Paul S. Sidey. To give effect to this agreement, the Company's current board of directors, consisting of Mr. Joseph M. Dzierwa and Ms. Pamela J. Dzierwa, will resign, both as directors and officers, on the day following the tenth day that this Schedule 14f information statement is mailed to the stockholders of the Company.



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Voting Securities of the Company

As of June 28, 2002, we had 4,366,494 of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Change of Control

Ashford has agreed to transfer 2,660,000 shares of common stock to Airline on the closing. Airline will own 2,660,000 shares of common stock subsequent to completion of the purchase. As a consequence of the completion of the purchase of those shares of common stock, there will be a change in control of the Company and Airline will have voting be in control of the Company.

Information regarding the Company

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the Purchase Agreement. Additional information about the transactions contemplated by the Purchase Agreement and the business of the Company will be contained in the Company's Current Report on Form 8-K to be filed with the Securities and Exchange Commission. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

                          EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers and directors for our fiscal year ended December 31, 2001. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

                        SUMMARY COMPENSATION TABLE

Name and Principal       Year   Annual  Bonus    Other        All Other
Position                        Salary   ($)     Annual      Compensation
                                 ($)          Compensation
                                                  ($)
---------------------------------------------------------------------------
Joseph M. Dzierwa -      2001    None    None     None          None
President (1)

Pamela J. Dzierwa -      2001    None    None     None          None
Secretary and Treasurer
(2)
---------------------------------------------------------------------------
     (1) Mr. Dzierwa intends to resign this position at the closing of the proposed transaction, on or about June 30, 2002.
     (2) Ms. Dzierwa intends to resign this position at the closing of the proposed transaction, on or about June 30, 2002.

Stock Option Grants

No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended December 31, 2001.



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Exercises of Stock Options and Year-End Option Values

No share purchase options were exercised by the Company's officers, directors and employees during the fiscal year ended December 31, 2001.

Outstanding Stock Options

The Company has not granted any stock options and do not have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of the Company's common stock.

Compensation of Directors

The Company's directors do not receive cash compensation for their services as directors or members of committees of the board.

       PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of common stock beneficially owned as of June 28, 2002 by: (i) each person (including any group) known to the Company to own more than five percent (5%) of any class of the Company's voting securities, (ii) each of the Company's directors, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

CURRENT OFFICERS AND DIRECTORS

             Name of Beneficial         Amount of              Percent of
Title of     Owner                      Beneficial Owner       Class
Class
---------------------------------------------------------------------------
Common       Joseph M. Dzierwa          400,000 shares,           9.16%
Stock        11469 Olive Blvd., #262    president and
             St. Louis, MO 63141        director

Common       Pamela J. Dzierwa          400,000 shares,           9.16%
Stock        11469 Olive Blvd., #252    secretary,
             St. Louis, MO 63141        treasurer and
                                        director

Common       All directors and named    800,000 shares           18.32%
Stock        executive officers as a
             group

Common       Ashford Capital, LLC       2,660,000 shares
Stock        1301 Dove St., Ste. 800                             60.92%
             Newport Beach, CA 92660

Common       B.M.M., LLC                287,000 shares
Stock        5300 W. Sahara Ave.,                                 6.58%
             Ste. 101
             Las Vegas, NV 89146

Common       Denford Investments,       272,000 shares
Stock        LLC                                                  6.23%
             2333 Caringa Way, #30
             Carlsbad, CA 92009
---------------------------------------------------------------------------

PROPOSED OFFICERS AND DIRECTORS


             Name of Beneficial         Amount of              Percent of
Title of     Owner                      Beneficial Owner       Class
Class
---------------------------------------------------------------------------
Common       Douglas G. Gregg           2,660,000 shares,        60.92%
Stock        4610  S. Ulster Street,    president,
             Ste. 150                   treasurer, and a
             Denver, CO  80237          director (1)

Common       Paul S. Sidey              -0- shares,                -0-
Stock        4610 So. Ulster Street,    secretary
             Ste. 150                   and a director
             Denver, CO 80237
---------------------------------------------------------------------------
(1)  Douglas G. Gregg is the President and Director of Airline
  Communications, Ltd. and is thus deemed to be the beneficial owner of the Common Stock owned by Airline Communications, Ltd.



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Beneficial ownership is determined in accordance with the rules of the SEC
Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with SEC Securities and Exchange Commission rules, shares of the Registrant's common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Registrant's common stock indicated as beneficially owned by them.


                     DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that on or about July 15, 2002, Mr. Joseph M. Dzierwa and Ms. Pamela J. Dzierwa will each tender a letter of resignation to the Board to resign as directors of the Company. Mr. Douglas G. Gregg and Mr. Paul S. Sidey will be appointed as directors of the Company upon the resignations of Mr. Joseph M. Dzierwa and Ms. Pamela J. Dzierwa.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

     Name                  Age    Position
     ----                  ---    --------
     Joseph M. Dzierwa      43    president, director
     Pamela J. Dzierwa      44    secretary, treasurer, director

Joseph M. Dzierwa. Mr. Dzierwa has been our president and one of our directors since July 1999. Mr. Dzierwa has been in the jewelry industry for over 25 years. In 1992 Mr. Dzierwa became President of Pamjoz, Inc., where he continues to serve as a journeyman jeweler and diamond setter. From 1985 until 1992, Mr. Dzierwa was employed as a journeyman jeweler and diamond setter for Kinsley and Sons, Inc. and Glenn Betz and Associates, From
1984 to 1985, Mr. Dzierwa was employed by Metro '70, Inc., a jewelry retailer in St. Louis, Missouri, as a manager and buyer. Beginning in 1974, Mr. Dzierwa entered an apprecticeship with Kinsley and Sons, Inc. in St. Louis, Missouri, as a journeyman jewelry and diamond setter. Mr. Dzierwa has not been a director of any other reporting company.

Pamela J. Dzierwa. Ms. Dzierwa, wife of Joseph M. Dzierwa, is our secretary, treasurer and one of our directors since July 1999. Ms. Dzierwa has over 15 years experience in the retail jewelry industry. She presently serves as the Secretary and Treasurer of Pamjoz, Inc, having served in such capacity since 1992. Her responsibilities include performing general office work, maintaining inventory control procedures and tracking accounts payable and accounts receivable. Prior to being employed by Pamjoz, Inc., Ms. Dzierwa was working at Metro '70, Inc. Her duties there included general office responsibilities, performing purchasing duties, managing the company's books and accounting records and controlling inventory. Ms. Dzierwa has not been a director of any other reporting company.


PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE RESIGNATION OF JOSEPH
M. DZIERWA AND PAMELA J. DZIERWA


     Name                  Age    Position
     ----                  ---    --------
     Douglas G. Gregg       60    president, treasurer and a director
     Paul S. Sidey          45    secretary and a director



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Douglas G. Gregg.  Douglas G. Gregg is a director and President of
Paramount Financial Group, Inc. ("PFG"), a Denver, Colorado based company that he founded in 1996. PFG specializes in the development and placement of private debt financing and commercial equipment leasing transactions.
In 2002, Mr. Gregg formed Paramount Mortgage Investment, Inc. and Paramount Real Estate Investment Trust, Inc., for the purposes of engaging in residential and commercial mortgage investments and commercial real estate transactions. Mr. Gregg is a director and President of each.

Paul S. Sidey. Since February 2001, Mr. Sidey has served as Secretary and a director of Paramount Financial Group, Inc. ("PFG"), a Denver, Colorado based company that specializes in the development and placement of private debt financing and commercial equipment leasing transactions. In March 2002, Mr. Sidey became Secretary and a director of Paramount Mortgage Investments, Inc. and in April 2002, Secretary of Paramount Real Estate Investment Trust, Inc., companies that engage in residential and commercial mortgage investments and commercial real estate transactions. Between June 2000 and February 2001, he served as a consultant to PFG in the establishment of its mortgage banking business. Between August 1999 and June 2000, Mr. Sidey was employed by Stonecreek Funding, a Colorado mortgage banking company, at which he held the positions of loan representative. From April 1997 to July 1999, Mr. Sidey served as Vice President - Operations for Centennial Banc Share Corp., a publicly traded mortgage company based in Denver, Colorado.

                                COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                    MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended December 31, 2001, however, some actions were taken by the Board by unanimous written consent.


          SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2001 and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.


              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.



PAGE-5-



                             LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.



                                 SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Prestige Group.Net, Inc.



Bys: /s/ Joseph M. Dzierwa
    -----------------------
     Joseph M. Dzierwa
Its: President












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